SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 25 )

INCOME OPPORTUNITY REALTY INVESTORS, INC.
(Name of Issuer)
Common Stock, per value $0.01 par value
(Title of Class of Securities)
452926-10-8
(CUSIP Number)
Steven C. Metzger
Metzger & McDonald PLLC
3626 N. Hall Street, Suite 800
Dallas, Texas 75219
(214) 740-5030
(214) 523-3838 (Facsimile)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 17, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	452926-10-8

1	NAMES OF REPORTING PERSONS Transcontinental Realty Investors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER 3,556,118

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 3,556,118
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,556,118

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer.
     This Amendment No. 25 to Statement on Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of Income Opportunity Realty Investors, Inc., a Nevada corporation (the “Issuer” or “IOT”) and amends the Original Statement on Schedule 13D as amended by Amendments No. 1 through 24 (the “Amended Statement”) filed on behalf of the “Reporting Person” described below. The principal executive offices of IOT are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP No. of the Shares is 452926-10-8.
     This Amendment No. 25 to Statement on Schedule 13D is being filed to reflect the acquisition by the Reporting Person of 2,518,934 Shares from one entity. See Item 5 and 6 below.
Item 2. Identity and Background.
     (a)-(c), (f) This Amendment No. 25 to Statement on Schedule 13D is filed on behalf of Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”) which has its common stock listed and traded on the New York Stock Exchange (“NYSE”) and which has its principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The name, business address and capacity with TCI of each of the current executive officers or directors of TCI are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America. Approximately 82.8% of TCI’s Common Stock is owned by subsidiaries of American Realty Investors, Inc., a Nevada corporation (“ARL”) which also has its Common Stock listed and traded on the NYSE.
     (d) During the last five years, neither TCI nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, neither TCI nor any of its executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order in joining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The funds utilized by TCI to acquire the 2,518,934 Shares described in Items 5(c) and 6 below, came from the working capital funds of TCI by assumption of indebtedness.
Item 4. Purpose of Transaction.
     TCI acquired the Shares described in Item 5 below as an investment, and to be able to consolidate, for tax and financial reporting purposes, IOT with TCI. TCI has no present plans or proposals which would result in TCI seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Amendment No. 25 to Statement on Schedule 13D, TCI has no present plans or proposals which relate to or would result in:

(a)	the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer except that TCI may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the securities of the Issuer; or

(b)	an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; or

(c)	a sale or transfer of a material amount of assets of the Issuer and any of its subsidiaries; or

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board except that TCI will recommend to, and encourage the Board of Directors of IOT, a change in the Contractual Advisor to the Issuer from Syntek West, Inc. to Prime Income Asset Management LLC, which is the Contractual Advisor to TCI; or

(e)	any material change in the present capitalization or dividend policy of the Issuer; or

(f)	any other material change in the Issuer’s business or corporate structure; or

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

(h)	causing of a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any actions similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
     (a) According to the latest information available from the Issuer, as of May 15, 2009, the total number of issued and outstanding Shares was 4,168,214 Shares. As of July 17, 2009, after giving effect to the transaction described in Item 5(c) below, TCI as the Reporting Person owns and holds directly and beneficially 3,556,118 Shares or approximately 85.3% of the class of outstanding Shares. Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of TCI may be deemed to beneficially own the number of Shares owned by TCI described above. Those individuals are Henry A. Butler, Sharon Hunt, Robert A. Jakuszewski and Ted R. Munselle, each of whom may be deemed to beneficially own 3,556,118 Shares or approximately 85.3% of the Shares issued and outstanding. Pursuant to Rule 13d-4, each of Messrs. Butler, Jakuszewski and Munselle and Ms. Hunt expressly declares that the filing of this Amendment No. 25 to Statement on Schedule 13d shall not be construed as an admission that any of such individual directors are, for purposes of Section 13d or 13g of the Exchange Act, the beneficial owner of any securities covered by this Amendment No. 25 to Statement on Schedule 13D.
     (b) Each of the directors of TCI share voting and dispositive power over the 3,556,118 Shares held by TCI.
     (c) During the sixty calendar days ended July 17, 2009, the Reporting Person and its executive officers and directors did not engage in any transaction involving the Shares or any other equity interests derivative thereof, except for TCI’s acquisition of 2,518,934 Shares as a single block in a privately negotiated purchase from Syntek West, Inc. for an aggregate acquisition price of $17,884,431 (approximately $7.10 per Share). The 2,518,934 Shares acquired constitute 60.4% of the reported outstanding Shares. TCI has owned an additional 1,037,184 Shares (approximately 25% of the outstanding) for a number of years.
     (d) No person other than TCI or its Board of Directors is known to have the right to receive or the power to direct the receipt of, dividends from, or proceeds of sale of, the Shares of IOT Common Stock held by TCI.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     On July 17, 2009, TCI executed a Securities Transfer Agreement (the “Acquisition Agreement”) dated July 17, 2009 with Syntek West, Inc. (“SWI”) pursuant to which, TCI acquired from SWI an aggregate of 2,518,934 Shares at an acquisition price of $17,884,431 (approximately $7.10 per Share) as a single block in consideration of TCI’s assumption from SWI of an aggregate of $17,884,431 of indebtedness owed to IOT by SWI.
     Of the Shares transferred by SWI to TCI, 160,416 Shares are held in a brokerage account at Brown & Co., 1,302,648 Shares are held in a brokerage account at First Southwest, 213,070 Shares are located at a financial institution and the balance of such Shares are held at nonbank financial institutions all of which may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements which are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts and it is impracticable at any time to determine the amounts, if any, with respect to such Shares and interest costs under such arrangements vary with applicable costs and account balances.
     Except as set forth in the preceding paragraph, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
     None.

SIGNATURES
     After reasonable inquiry, and to the best of its knowledge and belief, the undersigned certify that the information set forth on this Amendment No. 25 to Statement on Schedule 13D is true, complete and correct.
Dated: July 20, 2009

TRANSCONTINENTAL REALTY INVESTORS, INC.
By:	/s/ Gene S. Bertcher
Gene S. Bertcher,
Executive Vice President and Chief Accounting Officer

SCHEDULE 1
EXECUTIVE OFFICERS AND DIRECTORS OF
TRANSCONTINENTAL REALTY INVESTORS, INC.

Present Business in
Name and Capacity with		which Employment is
Transcontinental Realty Investors, Inc.	Business Address	Conducted

Henry A. Butler Chairman of the Board and Director	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Land Broker, Prime Income Asset Management LLC, Dallas, Texas

Sharon Hunt Director	6060 Forrest Lane Dallas, Texas 75230	Real Estate Broker Virginia Cook Realtors Dallas, Texas

Robert A. Jakuszewski Director	929 W. Liberty Wheaton, Illinois 60187	Vice President - Sales and Marketing of New Horizons Communications, Inc. Wheaton, Illinois

Ted R. Munselle Director	1100 E. Sandy Lake Road Coppell, Texas 75019	Vice President and Chief Financial Officer of Landmark Nurseries, Inc., Dallas, Texas

Daniel J. Moos President and Chief Operating Officer	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	President and Chief Operating Officer, Prime Income Asset Management LLC, Dallas, Texas

Louis J. Corna Executive Vice President, Tax General Counsel and Secretary	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Executive Vice President, Tax General Counsel and Secretary, Prime Income Asset Management LLC, Dallas, Texas

Gene S. Bertcher Executive Vice President and Chief Accounting Officer	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Executive Vice President and Chief Accounting Officer, Prime Income Asset Management LLC, Dallas, Texas

Alfred Crozier Executive Vice President - Residential Construction	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Executive Vice President - Residential Construction, Prime Income Asset Management LLC, Dallas, Texas

Daeho Kim Treasurer	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Treasurer, Prime Income Asset Management LLC, Dallas, Texas